FOR IMMEDIATE RELEASE

					    July 17, 1996
					    For more information contact:
					    Erin Ibele - (419) 247-2800
					    Ed Lange - (419) 247-2800


		   HEALTH CARE REIT, INC. DECLARES DIVIDEND
		     AND ANNOUNCES SECOND QUARTER RESULTS


Toledo, Ohio, July 17, 1996....The Directors of Health Care REIT, Inc.
(NYSE/HCN) voted to pay a quarterly dividend at the rate of $0.52 per share. The dividend will be payable August 20, 1996 to shareholders of record on August 2, 1996. This will be the Company's 101st consecutive dividend distribution.

Net Income for the three months ended June 30, 1996 totalled $8,569,000, or $0.66 per share, on revenue of $14,626,000 as compared with net income of $4,637,000, or $0.40 per share, on revenue of $9,678,000 for the three months ended June 30, 1995, representing a 65.0% increase in per share net income and a 51.1% increase in revenues.

For the six month period ended June 30, 1996 net income totalled $14,246,000, or $1.13 per share, on revenue of $25,516,000 as compared with net income of $9,502,000, or $0.82 per share, on revenue of $19,303,000 for the comparable period in 1995, representing a 37.8% increase in per share net income and a 32.2% increase in revenues.

Funds From Operations (FFO) for the three months ended June 30, 1996 totalled $7,001,000, or $0.54 per share, compared with FFO of $5,028,000, or $0.43 per share, for the second quarter of 1995. For the first six months of 1996 FFO was $13,148,000, or $1.05 per share, compared with FFO of $10,282,000, or $0.88 per share, for the first half of 1995.

For the six months ended June 30, 1996 Cash Flows from Operating Activities Available for Distribution (CAD) totalled $16,538,000, or $1.32 per share, as compared to CAD of $11,296,000, or $0.97 per share, for the comparable period of 1995.

In comparing the results for the three and six month periods ended June 30, 1996 with the corresponding periods of the prior year, George L. Chapman, President of the Company, noted that the increased level of FFO and earnings were attributable to increased investment activity and a reduction in operating expenses. Net Real Estate Investments at June 30, 1996 totalled $426,715,000 as compared to Net Real Estate Investments of $365,720,000 at June 30, 1995, representing an increase of 16.7%.

The Company's second quarter results were positively influenced by its ability to reduce operating costs. For the three months ended June 30, 1996 adminis-trative operating costs totalled $1,100,000 as compared to operating costs of $1,306,000 for the corresponding period in 1995, representing a 15.8% decrease in operating costs.

The Company's operations were also positively influenced by its ability to lower its financing costs. In April, 1996 the Company issued $30 million in senior secured notes due 2001 and 2003 bearing a weighted average interest cost of 7.18%. In May, 1996 the Company issued 2,322,200 shares of common stock at the price of $22.00 per share, which generated net proceeds to the Company of $48,370,000. The proceeds derived from the Company's capital raising activities were used to reduce bank debt under the Company's revolving line of credit arrangements.

Health Care REIT, Inc., with headquarters in Toledo, Ohio is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities, retirement centers and specialty care hospitals. The Company has investments in 125 health care facilities in 28 states and has total assets of approximately $434 million.

SUMMARY FINANCIAL DATA

						    Three Months Ended
						   June 30  (Unaudited)
					       ----------------------------
						   1996            1995
					       ------------    ------------
Gross income                                   $ 14,625,578    $  9,677,526
Net income                                     $  8,568,871    $  4,637,190
Funds from operations                          $  7,001,250    $  5,027,527
Net income per share                           $        .66    $        .40
Funds from operations per share                $        .54    $        .43
Average number of shares outstanding             13,058,270      11,673,998


						     Six Months Ended
						   June 30  (Unaudited)
					       ----------------------------
						   1996            1995
					       ------------    ------------
Gross income                                   $ 25,515,959    $ 19,302,519
Net income                                     $ 14,245,979    $  9,502,155
Funds from operations                          $ 13,148,368    $ 10,282,230
Cash available for distribution                $ 16,537,740    $ 11,295,528
Net income per share                           $       1.13    $        .82
Funds from operations per share                $       1.05    $        .88
Cash available for distribution per share      $       1.32    $        .97
Average number of shares outstanding           $ 12,555,311    $ 11,646,843
Total assets as of June 30                     $434,477,937    $372,168,004